                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1994


         For the fiscal year ended December 31, 1995

         Commission File Number 1-2227

         A.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401(K) Retirement Savings Plan

         B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:



                         CROWN CORK & SEAL COMPANY, INC.
                                9300 ASHTON ROAD
                             PHILADELPHIA, PA 19136

                                      INDEX

                                                                       Pages

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . .           3

Report of Independent Accountants . . . . . . . . . . . . . . .          6

Audited Plan Financial Statements and Schedules Prepared in
Accordance with the Financial Reporting Requirements of ERISA .        7 to 14

Exhibit 23 - Consent of Independent Accountants . . . . . . . .          15

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             Crown Cork & Seal Company, Inc.
                                             401(K) Retirement Savings Plan



Date: June 26, 1996                          By:/s/James T. Malec
                                                James T. Malec
                                                Member, Benefit Plan Committee

Crown Cork & Seal
Company, Inc. 401(k)
Retirement Savings Plan
Financial Statements
and Supplemental Information
December 31, 1995

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Financial Statements and Supplemental Information
December 31, 1995
- ------------------------------------------------------------------------------


                                      Index

                                                           Page

Report of Independent Accountants                            1

Statement of Net Assets Available for
  Plan Benefits                                              2

Statement of Changes in Net Assets Available
  for Plan Benefits, with Fund Information                 3 - 4

Notes to Financial Statements                              5 - 7

Schedule I - Schedule of Assets Held for Investment
             at December 31, 1995                            8

Schedule II - Schedule of Reportable Transactions
              (Transaction or Series of Transactions)
              for the Year Ended December 31, 1995
              in Excess of 5% of Plan Assets                 9




Note:     Other schedules required by ERISA are not applicable.

                        Report of Independent Accountants




To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
June 7, 1996


Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1995 and 1994
- -------------------------------------------------------------------------------



                                                          1995           1994

Investments:
  Fixed Income Fund *                                $ 61,449,358   $ 70,112,269
  Crown Stock Fund *                                   35,706,664     29,052,762
  Vanguard Index Trust Fund *                          13,297,699      9,197,853
  Vanguard International Growth Portfolio Fund          2,689,236      2,646,997
  Vanguard Explorer Fund                                2,040,725      1,422,657
  Vanguard Balanced Index Fund                          2,118,224        987,774
  Vanguard Bond Index Fund                                529,861        226,356
  Participant loans receivables                           494,279        357,856
                                                     ------------   ------------
          Total investments                           118,326,046    114,004,524
Cash and cash equivalents                               3,952,287      4,299,853
Employer contributions receivable                          83,216        105,504
Employee contributions receivable                         327,749        304,571
                                                     ------------   ------------
Net assets available for plan benefits               $122,689,298   $118,714,452
                                                     ============   ============



* Represents more than 5% of net assets available for plan benefits as of December 31, 1995.

The accompanying notes are an integral part of these financial statements.


Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits,
   with Fund Information
For the Year Ended December 31, 1995
- --------------------------------------------------------------------------------


                                                      Vanguard     Vanguard               Vanguard  Vanguard
                            Fixed        Crown         Index     International  Vanguard  Balanced    Bond
                           Income        Stock         Trust       Growth       Explorer   Index     Index    Participant
                            Fund         Fund           Fund    Portfolio Fund   Fund       Fund      Fund     Loans         Total
                            ------       -------      --------  -------------  ----------  --------  -----    -----------   -------

Income:
Contributions:
   Employer                           $ 1,025,538                                                                       $ 1,025,538
   Participants           $ 1,354,916   1,611,186    $ 675,684  $ 236,518  $ 192,647     $ 136,587 $ 70,869               4,278,407
Participant loan
  repayments                   59,566      45,150       16,689      7,294      5,406         2,121      534 $(136,760)
Investment income           4,055,839                  304,860     71,811    159,714        69,315   25,969    33,172     4,720,680
Net realized gains
    on investments                        723,540      445,588     61,890     73,981        59,590    3,835               1,368,424
Net unrealized gains
   on investments                       2,338,632    2,822,296    260,185    204,909       217,633   33,840               5,877,495
Other receipts                 50,077      45,931      103,300     75,652     89,070        60,396   44,818                 469,244

Expenses:
Distributions to
  participants            (10,638,726) (1,659,367)    (878,154)  (170,866)  (253,583)      (85,482) (48,549)  (30,215)  (13,764,942)
Participant loans            (136,137)    (68,131)     (51,571)    (3,072)      (486)         (366)  (1,244)  261,007
Interfund transfers        (3,762,908)  2,571,118      676,201   (493,259)   155,727       675,795  177,326
                          ------------ -----------    ---------  --------- ---------    ---------- ----------- -------- -----------
Increase (decrease) in
  net assets available
  for plan benefits        (9,017,373)  6,633,597    4,114,893     46,153    627,385     1,135,589  307,398   127,204     3,974,846
Net assets at
  beginning of year        74,520,455  29,280,270    9,241,859  2,661,109  1,430,484       993,772  228,647   357,856   118,714,452
                           ----------  ----------- -----------  ---------  ---------   ----------- --------  --------  ------------
Net assets at end of year $65,503,082 $35,913,867  $13,356,752 $2,707,262  $2,057,869  $2,129,361 $536,045  $485,060  $122,689,298
                          ===========  =========== =========== ==========  ==========  =========== ========  ========  ============



The accompanying notes are an integral part of these financial statements.



Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
For the Year Ended December 31, 1994
- --------------------------------------------------------------------------------


                                                     Vanguard       Vanguard              Vanguard  Vanguard
                            Fixed           Crown     Index      International  Vanguard  Balanced   Bond
                           Income           Stock     Trust    Growth Portfolio Explorer   Index     Index   Participant
                            Fund            Fund       Fund          Fund         Fund      Fund     Fund      Loans      Total
                            ----            ----       ----          ----        ----       ----     ----      -----      -----

Income:
Contributions:
   Employer                               $  831,626                                                                    $  831,626
   Participants          $ 1,400,933       1,628,037 $ 556,666    $ 151,120  $   85,973 $ 65,706  $ 27,272               3,915,707
Participant loan
  repayments                 111,827          74,191    35,236       11,036       9,213    2,662       208 $(244,373)
Investment income          4,718,063                   278,791       34,803      75,951   35,697    17,158    41,776     5,202,239
Net realized losses
  on investments                            (153,227)  (20,234)      (6,868)     (9,847)  (8,746)  (10,488)               (209,410)
Net unrealized losses
  on investments                          (2,680,069) (137,862)     (53,086)    (67,796) (30,141)  (12,846)             (2,981,800)
Other receipts                12,940          44,077        96          192          96                                     57,401

Expenses:
Distributions to
  participants           (10,434,366)      (865,556)  (443,654)    (42,124)    (21,436)  (26,352)   (6,683)  (24,387)  (11,864,558)
Interfund transfers       (4,406,827)    (1,216,006)   529,495   2,566,036   1,358,330   954,946   214,026
                          -----------  ------------ ----------  ----------  ----------   --------  --------  -------- ------------
Increase (decrease)
 in net assets available
  for plan benefits        (8,597,430)  (2,336,927)    798,534   2,661,109   1,430,484   993,772   228,647  (226,984)  (5,048,795)
Net assets at beginning
  of year                  83,117,885   31,617,197   8,443,325                                               584,840   123,763,247
                          -----------  -----------  ----------  ----------  ----------  --------  --------  --------  ------------
Net assets at end of year $74,520,455  $29,280,270  $9,241,859  $2,661,109  $1,430,484  $993,772  $228,647  $357,856  $118,714,452
                          ===========  ===========  ==========  ==========  ==========  ========  ========  ========  ============





The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------


1.   Summary of Significant Accounting Policies

     Basis of Presentation. The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Purchases and sales of investments are recorded on the trade date. Investment income earned, but not received, is accrued. Distributions to participants are recorded in the period when remitted to participants.

     Investments in securities listed on a national exchange are valued on the basis of year-end closing prices. Guaranteed investment contracts are fully benefit responsive and stated at contract value. Other investments not having an established market are valued at fair value as determined by the trustee.

     Realized gain or loss on the sale of investments is determined based on average cost. Such gains and losses are computed on a current value basis for Form 5500. A difference may result in the classification between realized and unrealized, but the total gain or loss will be unaffected.

     Cash Equivalents. Cash equivalents include all highly liquid instruments purchased with an original maturity of less than three months.

2.   Description of Plan

     The general purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary elections and through Company matching contributions. Generally, salaried employees are eligible to participate in the Plan after completing one year of service and attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan has two components: a participant salary deferral 401(k) component and a Company matching contribution component. The salary deferral 401(k) portion of the Plan allows before-tax employee contributions of 2 to 12% of annual compensation. The Plan also allows after-tax employee contributions of 1 to 8% of annual compensation. Contribution rates are subject to certain limitations, as prescribed by law. The Company makes matching contributions equal to 50% of the employee's contribution, up to a maximum of 3% of compensation. Company contributions are made in the form of Company common stock.

     A brief description of available investment options follows:

         (1) Fixed Income Fund - A fixed income fund which invests primarily in investment contracts issued by insurance companies, commercial banks and other similar types of fixed principal investments.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------


         (2) Crown Stock Fund - A fund which invests in shares of Company common stock.

         (3) Vanguard Index Trust Fund (Formerly the Diversified Equity Fund) - A growth and income stock fund which invests in all stocks included in the Standard & Poor's 500 Index in approximately the same proportions as they are represented in the S&P index.

         (4)  Vanguard  International  Growth  Portfolio Fund - An international
              stock  fund  which   invests  in  the  common  stocks  of  foreign
              corporations located outside the United States.

         (5) Vanguard Explorer Fund - An aggressive growth stock fund which invests in the common stocks of small companies.

         (6) Vanguard Balanced Index Fund - A balanced fund which invests 60% of its assets in a portfolio of stocks expected to parallel the returns of the Wilshire 500 Index and 40% of its assets in a fixed income portfolio that is structured to track the Lehman Brothers Aggregate Bond Index.

         (7) Vanguard Bond Index Fund - An intermediate-term bond fund which invests in a combination of securities expected to perform similarly to the Total Bond Market Portfolio of Lehman Brothers Aggregate Bond Index.

     All employee contributions are 100% vested when contributed to the Plan. Company matching contributions vest 25% for each year of service. Upon the completion of four years of service all Company matching contributions vest immediately.

     Participants are eligible to receive distributions of the vested portions of their account balance upon meeting certain criteria as specified in the Plan document. All distributions are paid in a lump sum or periodic annuity payments (either cash or Company stock).

     The Plan allows for loans to participants in excess of $1,000 and not to exceed 50% of the participant's vested account balance up to $50,000 (subject to restrictions further described in the Plan document). In the event of a default on a loan, the outstanding balance and accrued interest is deducted from the participant's account prior to distribution.

     The Plan is administered by the Benefit Plans Committee (the "Committee"). The Committee appointed The Vanguard Group ("Vanguard") to assume both trustee and recordkeeping responsibilities.

     In the event of Plan termination, each participant will become fully vested and will be entitled to receive a benefit equalling the participant's interest in the Plan, including that portion attributable to Company contributions.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------


3.   Investments

     As of December 31, 1995 and 1994, the Plan held the following investments which exceeded 5% of the total fair value of Plan assets:

                                                         1995              1994
                                                         ----              ----
     Fixed Income Fund (contract value):
       Bankers Trust Guaranteed Investment Contract
        #92-494-1                                                    $10,005,025
       Metropolitan Life Insurance Company
        Guaranteed Investment Contract #GAC-12704   $  6,585,176       6,208,891
       The Prudential Asset Management Group
        Guaranteed Investment Contract                 7,270,783
       Caisse Des Depots et Consignations Guaranteed
        investment Contract                            9,682,762
     Crown Cork & Seal Common Stock                   35,706,664      29,052,762
     Vanguard Index Trust Fund                        13,297,699       9,197,853

4.   Tax Status of the Plan

     The Plan was amended and restated, effective January 1, 1994 to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has received a favorable determination letter from the IRS, and accordingly, the Trust is not subject to federal or local income taxes.

5.   Insurance Company Seizure

     On August 11, 1994, regulators in both the United States and Canada seized control of Confederation Life Insurance Company. The action was taken to prevent the possibility of massive demands for cash following a failed business combination. At the time of the seizure, the Plan's Fixed Income Fund included an investment contract with a value of approximately $4.8 million. The recognition of interest income was suspended coincident with the seizure on August 11, 1994. The portion of participants' account balances related to this investment are not subject to withdrawal except in very limited circumstances (e.g., hardships and death).

     The regulators have not released financial information sufficient to indicate the extent of recovery for participants invested in Confederation Life contracts. However, neither the Company nor the Committee has been informed that a loss has or will be incurred and, accordingly, no provision for loss has been recorded in the accompanying financial statements.

                                                                     Schedule I
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Item 27a - Schedule of Assets Held for Investment at December 31, 1995
- -------------------------------------------------------------------------------


                                              Units
     Description                           Outstanding       Cost     Fair Value

Fixed Income Fund *
   Guaranteed Investment Contracts
     American International Life
      Assurance Company #18102                         $  3,425,312  $ 3,425,312
     Caisse Des Depots et Consignations                   9,682,762    9,682,762
     Confederation Life Insurance Company
        #62469 (in receivership (1))                      4,760,482    4,760,482
     Continental National Assurance #12747                5,208,857    5,208,857
     Metropolitan Life Insurance Company
        #GAC-12704                                        6,585,176    6,585,176
     Massachusetts Mutual PGIC #10490                     2,013,763    2,013,763
     New York Life #GAC-6495                              5,327,978    5,327,978
     New York Life #GAC 30025                             5,480,023    5,480,023
     Peoples Insurance Security Company
        #BDA00036TR-1                                     4,003,264    4,003,264
     Peoples Insurance Security Company
        #BDA00036TR-2                                     2,031,948    2,031,948
     Peoples Insurance Security Company
        #BDA00036TR-3                                     1,501,318    1,501,318
     Peoples Insurance Security Company
        #BDA00036TR-4                                     2,511,167    2,511,167
     The Prudential Asset Management Group
       #7871                                              3,872,783    3,872,783
     Union Bank of Switzerland #2126                      5,044,525    5,044,525
                                                         ----------   ----------
   Total Fixed Income Fund                               61,449,358   61,449,358
Crown Stock Fund *
   Crown Cork & Seal Company, Inc.
      common stock                          855,249.4    24,651,978   35,706,664
Vanguard Index Trust Fund *                 230,862.8    10,582,685   13,297,699
Vanguard International Growth Portfolio     179,043.7     2,457,580    2,689,236
Vanguard Explorer Fund                       40,855.3     1,887,492    2,040,725
Vanguard Balanced Index Fund                165,875.0     1,920,405    2,118,224
Vanguard Bond Index Fund                     52,254.5       508,651      529,861
Participant loans receivables (
    at 9.5% - 9.75% interest rates)                         494,279      494,279
                                                       ------------ ------------
  Total Investments at December 31, 1995               $103,952,428 $118,326,046
                                                       ============ ============



* Represents more than 5% of net assets available for plan benefits as of December 31, 1995

(1) See Note 5 to accompanying financial statements.

                                                                    Schedule II
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Item 27d - Schedule of Reportable Transactions
 (Transaction or Series of Transactions)
For the Year Ended December 31, 1995 in Excess of 5% of Plan Assets
- --------------------------------------------------------------------------------


                                                        Aggregate     Aggregate
                            Number of     Number of      Cost of       Proceeds                  Net gain
Description of Assets       Purchases      of Sales      Purchases    from Sales     Cost        on Sale
- ---------------------       ---------     --------      ---------    ----------      -----       -------

Fixed Income Fund              175          187       $12,021,094    $21,031,572   $21,031,572

Crown Stock Fund               116          131        11,164,218      7,573,682     6,850,142   $723,540

Vanguard Index Trust Fund       96           92         4,015,638      3,197,667     2,572,079    445,588

                                      - 9 -